EXHIBIT 12.1

Computation of Earnings to Fixed Charges

The following table sets forth HomeBanc Corp.’s consolidated ratios of earnings to fixed charges for the periods shown:

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
Fixed Charges	(Dollars in thousands)
Interest expense	$302,357	$180,219	$48,777	$17,387	$14,579
Capitalized interest expense	1,520	253	—	—	—
Rental expense interest (1)	4,144	3,805	3,533	3,028	2,605

Total	$308,021	$184,277	$52,310	$20,415	$17,184

Earnings
Pre-tax (loss) income	$(6,413)	$(23,498)	$(66,610)	$13,389	$15,094
Income from equity investees	(1,044)	(846)	(420)	(168)	—
Fixed charges	308,021	184,277	52,310	20,415	17,184
Amortization of capitalized interest	—	—	—	—	—
Minority interest	202	312	165	68	—

Total	$300,766	$160,245	$(14,555)	$33,704	$32,278

Ratio	0.98	0.87	(0.28)	1.65	1.88

Deficiency	$7,255	$24,032	$66,865	$—	$—

(1)	Those portions of rental expense that are representative of interest cost.

The following table sets forth HBMC’s consolidated ratios of earnings to fixed charges for the periods shown:

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
Fixed Charges	(Dollars in thousands)
Interest expense	$41,223	$24,983	$20,018	$16,404	$12,544
Capitalized interest expense	1,520	—	—	—	—
Rental expense interest (1)	4,144	3,805	3,533	3,028	2,605

Total	$46,887	$28,788	$23,551	$19,432	$15,149

Earnings
Pre-tax (loss) income	$(75,936)	$(89,429)	$(76,735)	$15,796	$17,129
Income from equity investees	(1,044)	(846)	(420)	(168)	—
Fixed charges	46,887	28,788	23,551	19,432	15,149
Amortization of capitalized interest	—	—	—	—	—
Minority interest	202	312	165	68	—

Total	$(29,891)	$(61,175)	$(53,439)	$35,128	$32,278

Ratio	(0.64)	(2.12)	(2.27)	1.81	2.13

Deficiency	$76,778	$89,963	$76,990	$—	$—

(1)	Those portions of rental expense that are representative of interest cost.